March 29, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                                    Incapital Unit Trust, Series 1
                                                           File No. 333-179312

Dear Mr. Di Stefano:

This letter is in response to your follow-up comments to our response letter dated March 27, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 1 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2012.  Your original written comment letter to us regarding the Trust was dated March 5, 2012.  The registration statement offers Incapital Morningstar Wide Moat Portfolio, 2Q 2012 (the “Portfolio”).

We plan on filing an amended registration statement on Monday, April 2, 2012.  In that registration statement, we commit to add the following risk factors to the “Principal Risks” section in Part A of the prospectus and “Investment Risks” section in Part B of the prospectus:

Investment strategy risk.  Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful.

Dilution risk.  As the Sponsor sells units, the size of the Trust will increase.  The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees.  Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities.  The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

Liquidity risk.  A unitholder may be subject to liquidity risk if the Sponsor does not maintain a secondary market, however, unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.           Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren